SEC
Mail Processing
Section

MAR 12 2019

Washington DC
406

19010353

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| SEC FILE NUMBER |
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| 8-32070 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHRISTIAN FINANCIAL SERVICES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10916 WEST HALF MOON PASS
(No. and Street)

LITTLETON (City) CO (State) 80127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Brode (303) 279-3130
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201 (Address) Sugar Land (City) TX (State) 77478 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Doug Brode, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHRISTIAN FINANCIAL SERVICES LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY I SMITH-ARCHULETA
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20184028009
MY COMMISSION EXPIRES AUG 15, 2022

Doug Brode
Signature

CEO
Title

Kelly I Smith Archuleta
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Christian Financial Services, LLC

## Financial Statements and Supplemental Schedules
## Required by the U.S. Securities and Exchange Commission

## Including Independent Auditor's Report Thereon

**For the Year-Ended 12-31-2018**

**Contents**

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Christian Financial Services, LLC
10916 West Half Moon Pass
Littleton CO 80127

## Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Christian Financial Services, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as the Christian Financial Services, LLC's auditor since 2018.

Sugar Land, TX
February 28, 2019

# Statement of Financial Condition

## As of 12-31-2018

| | |
|---|---|
| ASSETS | |
| Current Assets | |
| Checking/Savings | 65,372.15 |
| Accounts Receivable | 2,000.00 |
| Total Current Assets | 67,372.15 |
| TOTAL ASSETS | **67,372.15** |
| LIABILITIES & EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Other Current Liabilities | 1,740.00 |
| Total Current Liabilities | 1,740.00 |
| Total Liabilities | 1,740.00 |
| Equity | 65,632.15 |
| TOTAL LIABILITIES & EQUITY | **67,372.15** |

# Statement of Operations

## As of 12-31-2018

| | |
|---|---|
| Ordinary Income/Expense | |
| Income | |
| Commission Income | 64,345.67 |
| Commission Income-12b(1) | 162,199.81 |
| Total Income | 226,545.48 |
| Expense | |
| Accountant | 4,200.00 |
| Bank Service Charges | 35.00 |
| FINRA | 1,440.00 |
| Meals & Entertainment | 200.00 |
| Postage and Delivery | 997.42 |
| Rent Expense | 94.00 |
| Total Expense | 6,966.42 |
| Net Ordinary Income | 219,579.06 |
| Net Income | 219,579.06 |

# Statement of Cash Flows

**As of 12-31-2018**

| | |
|---|---|
| **Operating Activities** | |
| Net Income | 219.579.06 |
| Adjustments to Reconcile Net Income to net cash provided by Operations: | |
| Accrued Liabilities – Accountant | -2,300.00 |
| Accrued Liabilities – FINRA | -110.00 |
| Net Cash Provided by Operating Activities | 217,169.06 |
| **Financing Activities** | |
| Member's Distributions | -173,300.00 |
| Net Cash Increase for period: | 43,869.06 |
| Cash at Beginning of period: | 21,503.09 |
| **Cash at end of period:** | **65,372.15** |

# Statement of Changes in Membership Equity

**January 1, 2018 through December 31, 2018**

---

| | |
|---|---|
| **Balance 1-1-18:** | **19,353.09** |
| **Net Income:** | **219,579.06** |
| **Deductions:** | **173,300.00** |
| **Balance 12-31-18:** | **65,632.15** |

**CHRISTIAN FINANCIAL SERVICES, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2018**

## NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Christian Financial Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

### Organization

Christian Financial Services, LLC ( the "Company"), is a Colorado limited liability company organized on January 1, 2002. The Company is broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operated primary in the Denver Metropolitan Area as an introducing broker under clearing agreements with other broker-dealers.

As a Colorado Limited Liability Company ("LLC"), the Company has the some of the attributes of a sole partnership, a general partnership and a corporation. For tax purposes, it is treated as a partnership. It is essentially a business entity created by contract of the member, much as a limited partnership. The member is protected from personal liability for the act of the LLC, much like a shareholder of a corporation. An LLC also differs from a limited partnership by not imposing personal liability on a member for participating in the management of the LLC.

### Description of Business

The Company is engaged in business as a securities broker. Christian Financial Services will operate within the scope of the following business activities:

(1) Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi).

(2) Operate pursuant to SEC Rule 15c3-3(k)(1) (the Customer Protection Rule), limiting business to the distribution of mutual funds on an application basis and/or variable life insurance or annuities. Christian Financial Services will not hold customer funds or safe keep customer securities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Revenue is recognized when the delivery of promised goods or services matches the amount of consideration expected in exchange for the goods and services. Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2018, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

All revenues earned by the firm consist of mutual fund commissions, including commissions on mutual fund sales and 12b-1 commissions. As of 12-31-18 the firm had 340 customers, none of which contributed more than 4% of total revenues to the firm.

**NOTE B – NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

**NOTE C – POSSESSION OR CONTROL REQUIREMENTS**

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c3-3(k)(1).

**NOTE D – SIPC RECONCILIATION**

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

**NOTE E – COMMITMENTS AND CONTINGENCIES**

Christian Financial Services, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

**NOTE F – RELATED PARTIES**

There are no related party transactions.

**NOTE G - SUBSEQUENT EVENT**

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 28, 2019, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**Christian Financial Services, LLC**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**

**As of and for the Year-Ended 12-31-2018**

## Computation of Net Capital

| | | |
|---|---|---|
| Total Stockholder's equity: | | $65,632.15 |
| Non-allowable assets: | | |
| Other Assets | 0.00 | |
| Fixed Assets | 0.00 | |
| Accounts receivable – other | 2,000.00 | (2,000.00) |
| Other Charges | 0.00 | |
| Haircuts | 0.00 | 0.00 |
| Net allowable capital | | $63,632.15 |

## Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ 116.00 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000.00 |
| Net capital requirement | $ 5,000.00 |
| Excess net capital | $ 58,632.15 |

## Computation of Aggregate Indebtedness

| | |
|---|---|
| Total Aggregate Indebtedness | $ 1,740.00 |
| Percentage of aggregate indebtedness to net capital | 2.73% |

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**

| | |
|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2018 | $63,632.15 |
| Adjustments: | |
| Change in Equity (Adjustments) | 0.00 |
| Change in Non-Allowable Assets | (0.00) |
| Change in Haircuts | (0.00) |
| Change in Undue Concentration | 0.00 |
| NCC per Audit | 63,632.15 |
| Reconciled Difference | $ (0.00) |

**Christian Financial Services, LLC**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
As of and for the Year-Ended 12-31-2018

**Statement Related to Uniform Net Capital Rule**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12-31-2018 the Company had net capital of $63,632 which was $58,632 in excess of its required net capital of $5,000. The Company's net capital percentage to aggregate indebtedness was 2.73%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

**Statement Related to Exemptive Provision (Possession and Control)**

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(iii)]; All customer transactions cleared through another broker dealer on a fully disclosed basis.

**Statement Related to Material Inadequacies**

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

**Statement Related to SIPC Reconciliation**

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(1)

Doug Brode
Christian Financial Services, LLC
10916 West Half Moon
Pass
Littleton, CO 80127

Dear Doug Brode:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Christian Financial Services, LLC identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Christian Financial Services, LLC stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Christian Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Christian Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL & COMPANY, LLC

*Thayer O'Neal Company, LLC*

Sugar Land, TX
February 28, 2019

**Christian Financial Services LLC**
P.O. Box 270164, Littleton, CO 80127
dbrode@ecentral.com (303) 279-3130

February 1, 2019

Thayer O'Neal Company, LLC
101 Parklane Blvd, Suite 201
Sugar Land, TX 77478

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2018

Dear Mr. Thayer:

Please be advised that Christian Financial Services, LLC has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2018 through December 31, 2018. Christian Financial Services, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (exclusively in publicly traded investment company shares). Christian Financial Services, LLC's past business has been of similar nature and has complied to this exemption since its inception, January 1, 2002.

Doug Brode, the president of Christian Financial Services, LLC has made available to Mr. Thayer all records and information including all communications from regulatory agencies received through the date of this review December 31, 2018.

Doug Brode has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Christian Financial Services, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (303) 279-3130.

Very truly yours,

Doug Brode

Christian Financial Services, LLC
Doug Brode
President

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Christian Financial Services, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm On Applying Agreed Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Christian Financial Services, LLC (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed, and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 to supporting schedules and working papers, including details of all revenues received by the Company, noting no differences;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 and in the related schedules and working papers, including details of all revenues received by the Company, noting no differences;

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

THAYER O'NEAL & COMPANY, LLC

*Thayer O'Neal Company, LLC*

Sugar Land, TX
February 28,
2019

a member of the Public Company CPA Alliance | www.thayeroneal.com
101 Parklane Boulevard, Suite 201 | Sugar Land, TX 77478 | T. 281.552.8430 | F. 281.552.8431

*Securities Investor Protection Corporation*
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

**Forwarding and Address Correction Requested**

SIPC-3 2019

8-

8-32070 FINRA DEC 09/20/1984
CHRISTIAN FINANCIAL SERVICES LLC
P.O. BOX 270164
LITTLETON, CO 80127

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Doug M. Brode 12-28-18
Authorized Signature/Title Date

*Securities Investor Protection Corporation*
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

# Form SIPC-3

**FY 2019**

***Certification of Exclusion From Membership.***

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2019 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

**Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.**

**Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**